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Press Release                                           Corporate Headquarters
for more information contact:                           10708 W. Janesville Road
Michael J. Falbo                                        Hales Corners, WI  53130
Telephone:  (414) 425-1600                              Nasdaq Symbol: SFSW
Facsimile:  (414) 425-8939


                 STATE FINANCIAL SERVICES CORPORATION ANNOUNCES
                  FINAL RESULTS OF SUCCESSFUL SELF-TENDER OFFER

     Hales Corners, Wisconsin, December 12, 2002 - State Financial Services Corporation (Nasdaq: SFSW) announced today the final results of its successful, modified Dutch Auction tender offer, which expired at 5:00 p.m., New York City time, on Friday, December 6, 2002.

     Based on the final count by the depositary for the tender offer, 715,695 shares of common stock were properly tendered and not withdrawn. This number is in excess of the 700,000 shares State had offered to purchase. State has elected to exercise its right to purchase the additional 15,695 shares tendered in the offer in lieu of prorating the number of shares to be purchased. All tendered shares will be purchased at $16.50 per share. State expects that payment of all shares purchased will be made on December 12, 2002.

     Michael J. Falbo, State's President and Chief Executive Officer, commented, "We are extremely pleased with the success of the tender offer. By reaching our goal of repurchasing 700,000 shares in this tender offer, we believe we have enhanced long-term shareholder value while providing liquidity to tendering shareholders. It is gratifying to end the year on this positive note."

     The tender offer began on November 1, 2002. Under the terms of the tender offer, State offered to purchase up to 700,000 shares of its common stock within a price range of $14.00 per share to $16.50 per share (with the ability to purchase up to an additional 2% of the outstanding shares, as desired). Based on the final results, the value of the shares to be purchased will be approximately $11,808,967. The final number of shares to be purchased represents approximately
9.3 percent of State's 7,662,676 shares outstanding on November 30, 2002.

     The Dealer Manager for the tender offer was Sandler O'Neill & Partners, L.P., and the Information Agent was D. F. King & Co., Inc.

     State may, in the future, purchase additional shares of its common stock pursuant to its previously announced stock repurchase program, although State and its affiliates are prohibited from purchasing shares until at least ten business days after December 6, 2002.

     State operates State Financial Bank, National Association through 26 locations in southeastern Wisconsin and northeastern Illinois. Through its banking network, State provides commercial and retail banking products, long-term fixed-rate secondary market mortgage origination and brokerage activities.